EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES LTD. ANNOUNCES BOARD APPROVAL IN PRINCIPAL FOR
ISSUANCE OF A NEW SERIES OF DEBENTURES THROUGH A PUBLIC OFFERING IN ISRAEL

Ramat Gan, Israel, September 20, 2010 – Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD) today announced that its Board of Directors has authorized in principal the issuance of up to approximately NIS 180 million of a new non-convertible Series C Debentures in Israel pursuant to the Company's shelf prospectus dated September 1 2010 that was filed on August 31 2010, with the Israeli Securities Authority and the Tel Aviv Stock Exchange.

The Company has not yet made a definite decision as to the offering, including the terms and timing thereof. The final amount that will be raised has not yet been determined, and the company may change the amount of the offer or abandon the offer altogether.

The Series C Debentures, if offered, pursuant to the shelf prospectus and a prospectus supplement will be offered only in Israel, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 76.62% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 30.41% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites: www.eurocom.co.il; www.igld.com; www.bcommunications.co.il:www.ir.bezeq.co.il/

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan - Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620